                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549



                                  FORM 11-K




             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 2000

                                     OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____________ to _____________

                        Commission file number 1-9148




          1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY
                          (Full title of the Plan)




                            THE PITTSTON COMPANY
        (Name of the issuer of securities held pursuant to the Plan)


                   P.O. BOX 18100
                1801 BAYBERRY COURT
                 RICHMOND, VIRGINIA             23226-8100
           (Address of issuer's principal       (Zip Code)
                 executive offices)

                        Independent Auditors' Report




The Participants of the 1994 Employee Stock
  Purchase Plan of The Pittston Company:

We have audited the accompanying statements of financial condition of the 1994 Employee Stock Purchase Plan of The Pittston Company (the "Plan") as of December 31, 2000 and 1999, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the 1994 Employee Stock Purchase Plan of The Pittston Company as of December 31, 2000 and 1999, and the income and changes in plan equity for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP
Richmond, Virginia

March 23, 2001



            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                        STATEMENT OF FINANCIAL CONDITION



                                                      December 31, 2000
--------------------------------------------------------------------------------

Assets:
Contributions receivable
 from The Pittston Company (Note 5)                             710,872
--------------------------------------------------------------------------------
Total assets                                              $     710,872
--------------------------------------------------------------------------------

Liabilities:
Share purchase obligations                                      710,872
--------------------------------------------------------------------------------
Total liabilities                                         $     710,872
--------------------------------------------------------------------------------


See accompanying notes to financial statements.



            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                        STATEMENT OF FINANCIAL CONDITION

                                December 31, 1999






--------------------------------------------------------------------------------
                                 Pittston     Pittston        Pittston
                            Brink's Group     BAX Group Minerals Group
                             Common Stock  Common Stock   Common Stock    Total
--------------------------------------------------------------------------------
Assets:
Common stock, at
 market value (Note 2)        $2,190,034      1,088,839        343,540 3,622,413
Contributions receivable
 from The Pittston Company       472,109        311,555        105,626   889,290
--------------------------------------------------------------------------------
Total assets                  $2,662,143      1,400,394        449,166 4,511,703
--------------------------------------------------------------------------------

Liabilities and Plan Equity:
Payable to plan participants    $ 61,574         16,155         10,481    88,210
Plan equity                    2,600,569      1,384,239        438,685 4,423,493
--------------------------------------------------------------------------------
Total liabilities and
  plan equity                 $2,662,143      1,400,394        449,166 4,511,703
--------------------------------------------------------------------------------


See accompanying notes to financial statements.


           1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          Year Ended December 31, 2000






--------------------------------------------------------------------------------
                                  Pittston      Pittston        Pittston
                              Common Stock     BAX Group  Minerals Group
                   Other (a)      (Note 1)  Common Stock    Common Stock   Total
--------------------------------------------------------------------------------
Income:
Participant
 contributions
 (Note 1)       $   710,872      786,024               -             - 1,496,896
Dividend income           -       10,292               -             -    10,292
Unrealized appreciation
 on common
 stock (Note 3)           -      644,455               -             -   644,455
Realized loss on
 distributions (Note 4)   -   (2,570,749)              -             -(2,570,749)
--------------------------------------------------------------------------------
                    710,872   (1,129,978)              -             -  (419,106)
--------------------------------------------------------------------------------
Withdrawals and Other:
Exchange of stock
 (Note 1)                 -   (1,822,924)      1,384,239       438,685         -
Distribution to Plan
 participants,
 at market value          -    3,293,515               -             - 3,293,515
Cost of shares to
 be purchased       710,872            -               -             -   710,872
--------------------------------------------------------------------------------
Increase (decrease)
 in Plan equity           -   (2,600,569)     (1,384,239)    (438,685)(4,423,493)
Plan equity-beginning
 of year                  -    2,600,569       1,384,239      438,685  4,423,493
--------------------------------------------------------------------------------
Plan equity-end
of year           $       -            -               -            -          -
--------------------------------------------------------------------------------

See accompanying notes to financial statements.

(a) Represents contributions from plan participants.



           1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          Year Ended December 31, 1999






--------------------------------------------------------------------------------
                                Pittston     Pittston        Pittston
                           Brink's Group    BAX Group  Minerals Group
                            Common Stock Common Stock    Common Stock     Total
--------------------------------------------------------------------------------
Income:
Participant contributions
 (Note 1)                   $    967,713      611,808         223,130 1,802,651
Dividend income                   10,562       23,440           4,229    38,231
Unrealized appreciation
 (depreciation)
 on common stock (Note 3)       (978,878)     179,347         133,241  (666,290)
Realized gain (loss)
 on distributions (Note 4)        71,462     (113,679)       (192,230) (234,447)
--------------------------------------------------------------------------------
                                  70,859      700,916         168,370   940,145
--------------------------------------------------------------------------------
Withdrawals:
Distribution to Plan
 participants,
 at market value                 934,725      319,737         105,098 1,359,560
--------------------------------------------------------------------------------
(Decrease) increase in
 Plan equity                    (863,866)     381,179          63,272  (419,415)
Plan equity-beginning of year  3,464,435    1,003,060         375,413 4,842,908
--------------------------------------------------------------------------------
Plan equity-end of year     $  2,600,569    1,384,239         438,685 4,423,493
--------------------------------------------------------------------------------


See accompanying notes to financial statements.


           1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          Year Ended December 31, 1998


--------------------------------------------------------------------------------
                                Pittston     Pittston        Pittston
                           Brink's Group    BAX Group  Minerals Group
                            Common Stock Common Stock    Common Stock     Total
--------------------------------------------------------------------------------
Income:
Participant contributions
(Note 1)                  $    1,176,123      524,244        315,655   2,016,022
Dividend income                    9,422       15,613         21,906      46,941
Unrealized depreciation
 on common stock (Note 3)       (839,160)    (894,615)      (357,251) (2,091,026)
Realized gain (loss) on
 distributions (Note 4)          465,480        7,165        (90,864)    381,781
--------------------------------------------------------------------------------
                                 811,865     (347,593)      (110,554)    353,718
--------------------------------------------------------------------------------
Withdrawals:
Distribution to Plan participants,
 at market value               1,017,823      286,545        152,404   1,456,772
--------------------------------------------------------------------------------
Decrease in Plan equity         (205,958)    (634,138)      (262,958) (1,103,054)
Plan equity-beginning of year  3,670,393    1,637,198        638,371   5,945,962
--------------------------------------------------------------------------------
Plan equity-end of year    $   3,464,435    1,003,060        375,413   4,842,908
--------------------------------------------------------------------------------


See accompanying notes to financial statements.

          1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                        NOTES TO FINANCIAL STATEMENTS

                         December 31, 2000 and 1999


1. SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following description of the 1994 Employee Stock Purchase Plan of The Pittston Company (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, (the "Code") covering all eligible employees of The Pittston Company and its subsidiaries. The Plan years begin on January 1 and end on December 31.

On December 6, 1999, The Pittston Company announced that its Board of Directors approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of (the "Exchange") BAX Group Common Stock ("BAX Stock") and Minerals Group Common Stock ("Minerals Stock") for Brink's Group Common Stock, ("Brink's Stock"). The Exchange took place on January 14, 2000 (the "Exchange Date"). On the Exchange Date, holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock; and holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock. The exchange ratios for the BAX Stock and the Minerals Stock were calculated pursuant to the formula fixed and approved by shareholders of The Pittston Company at the creation of the three classes of tracking stock in 1993 and 1996. The formula provides that shareholders of BAX Stock and Minerals Stock are entitled to receive Brink's Stock with a Fair Market Value equal to 115% of the Fair Market Value of BAX Stock and Minerals Stock, as applicable. The "Fair Market Value" of each class of common stock was determined by taking the average of the closing prices of that class of common stock on the New York Stock Exchange for the 10 trading days beginning 30 business days prior to the first public announcement of the exchange proposal, which occurred on December 6, 1999. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of The Pittston Company and continues to trade under the symbol "PZB". Shares of Brink's Stock after the Exchange are referred to as "Pittston Common Stock."

Pursuant to the Exchange, the Plan was amended such to provide that all future issues or allocations to the Plan would be made solely in Pittston Common Stock and that all stock held in the Plan would be converted to shares of Pittston Common Stock. On the Exchange Date, a total of 102,479 shares of BAX Stock and a total of 211,409 shares of Minerals Stock, were converted to 49,681 and 17,272, shares, respectively, of Pittston Common Stock. For each of the Plan years, the purchase price for each share of common stock to be purchased under the Plan is the lesser of 85% of the Fair Market Value (as defined in the Plan) of such share on either (a) the first date of each six-month period commencing on each July 1 or January 1 (the "Offering Date") or (b) the last day of each six-month period from an Offering Date (the "Purchase Date"). The Fair Market Value with respect to shares of any class of common stock is generally defined as the average of the high and low quoted sales price of a share of such stock on the applicable date as reported on the New York Stock Exchange Composite Transactions Tape. The maximum number of shares of Pittston Common Stock which may be issued or allocated pursuant to the Plan is 984,905.

Amendment and Restatement of the Plan
From and after the July 1, 2000 amendment and restatement of the Plan, shares of Pittston Common Stock purchased pursuant to the Plan are transferred to accounts maintained for the account of each of the Plan participants by a recordkeeper/custodian selected by The Pittston Company and are not deemed to be assets of the Plan.

Eligibility
Generally, any employee of The Pittston Company or a designated subsidiary (a "Subsidiary") is eligible to participate in the Plan if; (a) his or her date of hire was at least six months prior to the commencement of an "Offering Period" the six-month period beginning on an Offering Date, and
(b) he or she is customarily employed for at least 20 hours per week; provided, however, that in the case of an employee who is covered by a collective bargaining agreement, he or she shall not be considered an eligible employee unless and until the labor organization representing such individual has accepted the Plan on behalf of the employees in the collective bargaining unit. Any eligible employee shall remain eligible during an approved leave of absence provided such employee's right to continue employment with The Pittston Company or a Subsidiary upon expiration of such employee's leave of absence is guaranteed either by statute or by contract with or a policy of The Pittston Company or a Subsidiary.

Contributions
Participants can elect to contribute any whole percentage from 1% up to and including 10% of their annual base rate of pay, including commissions, but generally excluding overtime or premium pay (up to a maximum of $12,750 per calendar year) provided that the amount withheld by a participant during the Offering Period does not exceed 50% of such participant's annual base rate of pay determined on the Offering Date. A participant may reduce (but not increase) the rate of payroll withholding during an Offering Period at any time prior to the end of such Offering Period for which such reduction is to be effective. Not more than one reduction may be made in any Offering Period unless otherwise determined by nondiscriminatory rules. A participant who elects to cease participation in the Plan may not resume participation in the Plan until after the expiration of one full Offering Period (following cessation of participation).

No participant shall have a right to purchase shares of common stock if (a) immediately after electing to purchase such shares, such participant would own common stock possessing 5% or more of the total combined voting power or value of the stock of The Pittston Company or of any subsidiary, or (b) the rights of such participant to purchase common stock under the Plan would accrue at a rate that exceeds $25,000 of Fair Market Value of such common stock (determined at the time or times such rights are granted) for each calendar year for which such rights are outstanding at any time.

Distribution
Should a participant elect to cease active participation in the Plan at any time prior to the end of an Offering Period, all payroll deductions credited to such participant's plan account shall be returned to such participant in cash, without interest, as promptly as practicable.

In the event of the termination of a participant's employment for any reason, including retirement or death, or the failure of a participant to remain eligible under the terms of the Plan, all shares of common stock then held for his or her benefit in his or her account shall be transferred to an account established by the Participant and any cash amounts credited to such participant's account will be refunded, without interest, to such individual or, in the event of his or her death, to his or her legal representative.

Termination or Amendment
The Plan will remain in effect until June 30, 2007, unless extended pursuant to shareholder approval.

The Board of Directors of The Pittston Company may, at any time and from time to time, amend, modify or terminate the Plan, but no such amendment or modification without the approval of the shareholders shall: (a) increase the maximum number (determined as provided in the Plan) of shares of common stock which may be issued pursuant to the Plan; (b) permit the issuance of any shares of common stock at a purchase price less than that provided in the Plan as approved by the shareholders; (c) extend the term of the Plan; or (d) cause the Plan to fail to meet the requirements of an "employee stock purchase plan" under the Code.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition
Prior to July 1, 2000, the investments in Pittston Common Stock, Brink's Stock, BAX Stock and Minerals Stock were valued at their quoted market price. Purchases and sales of stock until July 1, 2000 were recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Distributions
Distributions are recognized when payable and are recorded at the full market value of shares dispersed.

Income Taxes
The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) will be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant are taxable to the participant as ordinary income. Therefore, the Plan does not provide for income taxes.

Administrative Costs
All  administrative  costs  incurred  by the Plan  are  paid by The  Pittston
Company.

2. COMMON STOCK

These financial statements reflect the fact that from and after the July 1, 2000 amendment and restatement of the Plan, shares of Pittston Common Stock purchased pursuant to the Plan are transferred to accounts maintained for the account of each of the Plan participants by a recordkeeper/custodian selected by The Pittston Company and are not deemed to be assets of the Plan.

At December 31, 1999, investments in the Plan consisted of 99,547 shares of Brink's Stock with a total cost of $2,309,137, 102,479 shares of BAX Stock with a total cost of $1,203,853 and 211,409 shares of Minerals Stock with a total cost of $753,878.

At December 31, 2000 and 1999, the Plan had a total of 685 and 1,659 participants, respectively. The cost values of investments under the Plan are calculated using an average cost methodology.

3. UNREALIZED APPRECIATION (DEPRECIATION) ON COMMON STOCK

These financial statements reflect the fact that from and after the July 1, 2000 amendment and restatement of the Plan, shares of Pittston Common Stock purchased pursuant to the Plan are transferred to accounts maintained for the account of each of the Plan participants by a recordkeeper/custodian selected by The Pittston Company and are not deemed to be assets of the Plan.

Changes in unrealized appreciation and depreciation on common stock of the Plan are as follows:


                                    2000
--------------------------------------------------------------------------------
                                       Pittston
                                         Common          BAX   Minerals
                                          Stock        Stock      Stock   Total
--------------------------------------------------------------------------------
Unrealized appreciation (depreciation):
   Beginning of year                $  (119,103)    (115,014)  (410,338)(644,455)
    Converted in the Exchange -
    Bax Stock                          (115,014)     115,014          -       -
    Converted in the Exchange -
    Minerals Stock                     (410,338)           -    410,338       -
   End of year                                -            -          -       -
--------------------------------------------------------------------------------
Change in unrealized
  appreciation (depreciation)        $  644,455            -          -  644,455
--------------------------------------------------------------------------------



                                    1999
--------------------------------------------------------------------------------

                                        Brink's          BAX   Minerals
                                          Stock        Stock      Stock   Total
--------------------------------------------------------------------------------
Unrealized appreciation (depreciation):
   Beginning of year                 $  859,775     (294,361)  (543,579)  21,835
   End of year                         (119,103)    (115,014)  (410,338)(644,455)
--------------------------------------------------------------------------------
Change in unrealized
  appreciation (depreciation)        $ (978,878)     179,347    133,241 (666,290)
--------------------------------------------------------------------------------



                                    1998
--------------------------------------------------------------------------------

                                        Brink's        BAX   Minerals
                                          Stock      Stock      Stock     Total
--------------------------------------------------------------------------------
Unrealized appreciation (depreciation):
   Beginning of year               $  1,698,935    600,254  (186,328) 2,112,861
   End of year                          859,775   (294,361) (543,579)    21,835
--------------------------------------------------------------------------------
Change in unrealized
  appreciation (depreciation)      $   (839,160)  (894,615) (357,251)(2,091,026)

4. REALIZED GAIN (LOSS) ON DISTRIBUTIONS
--------------------------------------------------------------------------------

The realized gain (loss) on distributions of common stock as a result of distributions to Plan participants is as follows:


                                    2000
--------------------------------------------------------------------------------
                                                            Pittston
                                                              Common
                                                               Stock
--------------------------------------------------------------------------------
Value of shares distributed:
  Market value                                          $  3,381,726
  Cost basis                                               5,952,475
--------------------------------------------------------------------------------

Realized loss on distribution
  of shares to participants                             $ (2,570,749)
--------------------------------------------------------------------------------


                                    1999
--------------------------------------------------------------------------------
                             Brink's           BAX     Minerals
                               Stock         Stock        Stock     Total
--------------------------------------------------------------------------------
Value of shares distributed:
  Market value           $ 918,279       315,219       97,869   1,331,367
  Cost basis               846,817       428,898      290,099   1,565,814
--------------------------------------------------------------------------------
Realized gain (loss) on
  distribution
  of shares to
  participants           $  71,462      (113,679)     (192,230)  (234,447)
--------------------------------------------------------------------------------


                                    1998
--------------------------------------------------------------------------------
                             Brink's           BAX     Minerals
                               Stock         Stock        Stock       Total
--------------------------------------------------------------------------------
Value of shares distributed:
  Market value            $1,051,334       317,982      160,046   1,529,362
  Cost basis                 585,854       310,817      250,910   1,147,581
--------------------------------------------------------------------------------
Realized gain (loss) on
  distribution
  of shares to
participants              $  465,480         7,165      (90,864)    381,781
--------------------------------------------------------------------------------


These financial statements reflect the fact that from and after the July 1, 2000 amendment and restatement of the Plan, shares of Pittston Common Stock purchased pursuant to the Plan are transferred to accounts maintained for the account of each of the Plan participants by a recordkeeper/custodian selected by The Pittston Company and are not deemed to be assets of the Plan.

Participant withdrawals for the year ended December 31, 2000 consisted of 283,285 shares of Pittston Common Stock recorded at full market value on the day distributed.

Participant withdrawals for the year ended December 31, 1999 consisted of 36,466 shares of Brink's Stock, 33,263 shares of BAX Stock and 63,320 shares of Minerals Stock.

Participant withdrawals for the year ended December 31, 1998 consisted of 28,085 shares of Brink's Stock, 19,337 shares of BAX Stock and 28,805 shares of Minerals Stock.

5.  SUBSEQUENT EVENTS

In February 2001, the Plan purchased and distributed 59,190 shares of Pittston Common Stock from The Pittston Employee Benefits Trust at a price to the participant of $12.01 and subsequently distributed those shares in exchange for the participant contributions made during the last six months of the Plan year ended December 31, 2000.

                                  Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                1994 Employee Stock Purchase Plan
                                            of The Pittston Company
                                         (Name of Plan)





                                        /s/ Frank T. Lennon
                                 ---------------------------------
                                         (Frank T. Lennon
                                 Vice President - Human Resources
                                        and Administration)



March 30, 2001